August 13, 2007
VIA FEDERAL EXPRESS AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Inter-Atlantic Financial, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-140690 Filed August 3, 2007
Ladies and Gentlemen:
     On behalf of Inter-Atlantic Financial, Inc. (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 6 to the Registration Statement on Form S-1 filed on August 13, 2007 (the “Registration Statement”). Marked copies of this filing are being sent via overnight mail to John Reynolds and Jay Williamson.
     This letter is being filed in response to the Securities and Exchange Commission’s (“SEC’s”) comments dated August 10, 2007.
     In this letter, we have listed the SEC’s comments in italics and have followed each comment with the Company’s response. Page number references refer to the specific pages of the marked copy of Amendment No. 6.
1. General
We note your response to comment 3 of our letter dated July 20, 2007, and your revised disclosure on pages 5 and 51. For clarification, please revise your disclosure that your officers and directors are not aware of any potential target businesses seeking a sale, change in control, etc. to clarify that this disclosure is not an exhaustive list, and is designed to cover other similar transactions which would accomplish a similar purpose for the target.
Response: Pursuant to the SEC’s comment, we have revised pages 5, 52, 54 and 72 accordingly.

Inter-Atlantic Financial, Inc.
August 13, 2007

2. Management, page 65
We note that you have added Mr. Weinhoff to your board of directors, and that he serves on the boards of two companies which appear to be in the insurance industry. As the insurance industry appears to be specifically targeted by your company, please revise the conflicts of interest section to address any potential conflicts Mr. Weinhoff might have and how they will be resolved. Also, clarify whether you will treat the entities with which Mr. Weinhoff is associated in the same manner as you treat InterAtlantic Group. For example, will you enter into a combination with an entity which World Assurance Company Holdings, Ltd. has investments in?
Response: We have revised the disclosure on page 70 to address the potential conflicts Mr. Weinhoff might have as a result of serving on the board of two companies which are in the insurance industry. We also note the disclosure on page 73 which states that the Company will not enter into a business combination with an entity which is affiliated with any of our officers and directors. Pursuant to the SEC’s comment, however, we have added additional disclosure which states that the Company will not enter into a business combination with any entity which members of the Company’s board of directors also serve on the board of directors of.
3. Exhibits
Please note the continuing applicability of prior comment 10 from our July 20, 2007 letter, regarding the filing of executed agreements prior to requesting acceleration. In this regard, we continue to note the lack of a signed and dated legality opinion.
Response: Pursuant to the SEC’s comment, we have filed a signed and dated legality opinion.
4. Exhibit 3.1
Article Eleventh of your Certificate of Incorporation provides that your founders may amend any provision of your Certificate of Incorporation prior to the closing the initial public offering. Given the importance of these provisions to your overall deal structure, as well as your existing disclosure, please advise us why the company has added this language and confirm whether the company will utilize this to amend the Certificate in any way, prior to the closing of the IPO. We may have further comment.
Response: The Company has added the additional language to the Certificate of Incorporation in the event that the closing of the IPO is not consummated. The Company will not utilize this provision in any way to amend the Certificate of Incorporation prior to the closing of the IPO.
*****